Exhibit 99.2

Control Number:	Number of Shares:	Registered Shareholder:

BIT ORIGIN LTD

27F, Samsung Hub

3 Church Street Singapore 049483

PROXY

Solicited on Behalf of the Board of Directors for the Extraordinary General Meeting on August 11, 2026

The undersigned hereby appoints Jinghai Jiang as the proxy with full power of substitution, to represent and to vote on behalf of the undersigned as set forth herein all the Class A ordinary shares and Class B ordinary shares of Bit Origin Ltd which the undersigned is entitled to vote at the Extraordinary General Meeting and any adjournments or postponements thereof, as designated below. If no designation is made, the proxy, when properly executed, will be voted: (i) “FOR” Item 1, (ii) “FOR” Item 2, (iii) “FOR” Item 3, (iv) “FOR” Item 4, (v) “FOR” Item 5 , (vi) “FOR” Item 6, and (vii) “FOR” Item 7.

Item 1	By a special resolution, (a) to approve a change of the name of the Company (the “Name Change”) from “BIT ORIGIN LTD” to “SANGRIX LTD.”; and (b) to authorize the directors of the Company to apply to the Registrar of Companies of the Cayman Islands for the Name Change; and that the directors be further authorised, at their sole discretion, to determine not to proceed with the change of name if, in their opinion, it is no longer desirable or in the best interests of the Company to do so within one year after the date of passing of these resolutions.

☐ For	☐ Against	☐ Abstain	☐ Broker non-vote

Item 2	As an ordinary resolution, to increase the Company’s authorized share capital from US$15,000 divided into 237,500,000 class A ordinary shares of a par value of US$0.00006 each and 12,500,000 class B ordinary shares of a par value of US$0.00006 each, to US$60,000,000 divided into 950,000,000,000 class A ordinary shares of a par value of US$0.00006 each and 50,000,000,000 class B ordinary shares of a par value of US$0.00006 each, by the creation of 949,762,500,000 class A ordinary shares of a par value of US$0.00006 each and 49,987,500,000 class B ordinary shares of a par value of US$0.00006 each (the “Share Capital Increase”).

☐ For	☐ Against	☐ Abstain	☐ Broker non-vote

Item 3

Subject to Proposal One and Proposal Two being passed, as a special resolution, to amend and restate the Company’s current amended and restated memorandum of association in the form of the Amended and Restated Memorandum attached as Annex A to the proxy statement to reflect the Name Change and Share Capital Increase (the “Adoption of the Amended and Restated Memorandum”).

☐ For	☐ Against	☐ Abstain	☐ Broker non-vote

Item 4

As an ordinary resolution to approve a share consolidation of the Company’s issued and unissued Class A ordinary shares (the “Class A Ordinary Shares”) and Class B ordinary shares (the “Class B Ordinary Shares” and collectively with the Class A Ordinary Shares, the “Ordinary Shares”), par value US$0.00006 each, at a ratio of five (5)-for-one (1), such that every five (5) Class A Ordinary Shares of a par value of US$0.00006 each be consolidated into one Class A Ordinary Share of a par value of US$0.0003 each, and every five (5) Class B Ordinary Shares of a par value of US$0.00006 each be consolidated into one Class B Ordinary Share of a par value of US$0.0003 each (the “Share Consolidation”), and the rounding up of any fractional shares resulting from the Share Consolidation to the nearest whole ordinary share, which shall take effect on August 21, 2026, and upon the Share Consolidation becoming effective, assuming that the Share Capital Increase is approved under Proposal Two, the authorized share capital of the Company shall be changed:

FROM: US$60,000,000 divided into 950,000,000,000 class A ordinary shares of a par value of US$0.00006 each and 50,000,000,000 class B ordinary shares of a par value of US$0.00006 each.

TO: US$60,000,000 divided into 190,000,000,000 class A ordinary shares of a par value of US$0.0003 each and 10,000,000,000 class B ordinary shares of a par value of US$0.0003 each.

☐ For	☐ Against	☐ Abstain	☐ Broker non-vote

Item 5

As a special resolution, subject to and conditional upon the effectiveness of the Share Consolidation implemented under Proposal Four, to amend and restate the then effective memorandum and articles of association of the Company (the Pre-Consolidation M&A) in the form of the Amended and Restated Memorandum attached as Annex B to the proxy statement (the Post-Consolidation M&A), to reflect the Share Consolidation effected pursuant to Proposal Four (the “Amendment and Restatement of M&A Following the Share Consolidation”).

☐ For	☐ Against	☐ Abstain	☐ Broker non-vote

Item 6

As an ordinary resolution, to approve that with respect to the matters duly approved under these resolutions at the Meeting, (a) any one or more of directors of the Company be and is/are hereby authorized to do all such acts and things and execute all such documents, which are ancillary to the Share Capital Increase, the Adoption of the Amended and Restated Memorandum, the Share Consolidation, the Amendment and Restatement of M&A Following the Share Consolidation, and other proposals under the foregoing resolutions, and of administrative nature, on behalf of the Company, including under seal where applicable, as he/she/they consider necessary, desirable or expedient to give effect to the foregoing resolutions; (b) the registered office service provider of the Company be and is hereby authorized and instructed to make the necessary filings with the Registrar of Companies of the Cayman Islands in respect of the foregoing resolutions; and (c) the Company’s share registrar and/or transfer agent be and is hereby instructed to update the register of members of the Company and that upon the surrender to the Company of the existing share certificates (if any) that they be cancelled and that any director or officer of the Company be instructed to prepare, sign, seal and deliver on behalf of the Company new share certificates accordingly (from (a) to (c), the “General Authorization”).

☐ For	☐ Against	☐ Abstain	☐ Broker non-vote

Item 7	As an ordinary resolution, to adjourn the Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of all the resolutions contemplated by Proposal One, Proposal Two, Proposal Three, Proposal Four, Proposal Five, and Proposal Six (the “Adjournment”).

☐ For	☐ Against	☐ Abstain	☐ Broker non-vote

In his or her discretion, the proxy is authorized to vote upon any other matters which may properly come before the Meeting, or any adjournment or postponement thereof.

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

Dated:

___________________________________________, 2026

______________________________________________________

Signature

______________________________________________________

Signature (Joint Owners)

Please date and sign name exactly as it appears hereon. Executors, administrators, trustees, etc. should so indicate when signing. If the shareholder is a corporation, the full corporate name should be inserted and the proxy signed by an officer of the corporation indicating his/her title

[SEE VOTING INSTRUCTIONS ON REVERSE SIDE]

VOTING INSTRUCTIONS

Please sign, date and mail this Proxy Card promptly to the following address in the enclosed postage-paid envelope:

Securities Transfer Corporation

2901 N. Dallas Parkway, Suite 380

Plano, Texas 75093

Attention: Proxy Department

OR

You may sign, date and submit your Proxy Card by facsimile to (469) 633-0088.

OR

You my sign, date, scan and email your scanned Proxy Card to proxyvote@stctransfer.com.

OR

You may vote online through the Internet:

1.	Go to https://onlineproxyvote.com/BTOG/2026 at any time 24 hours a day.

2.	Login using the control number located in the top left hand corner of this proxy card.

3.	Access the proxy voting link within that website to vote your proxy.

If you vote your proxy on the Internet, you do not need to mail back, fax or email your Proxy Card.

The Proxy Statement, the form of Proxy Card and the Company’s Annual Report to Shareholders are available at https://onlineproxyvote.com/BTOG/2026.